Filed by: NorthStar Realty Finance Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: NorthStar Realty Finance Corp. (Commission File No.: 001-32330)

Commission File No. for Registration Statement on

Form S-4 filed by Colony NorthStar, Inc.: 333-212739

****YOUR IMMEDIATE ACTION IS REQUESTED****

December 1, 2016

Dear Fellow Shareholder:

We have previously sent to you proxy material for the special meeting of stockholders of NorthStar Realty Finance Corp. (“NRF”) to be held on December 20th, 2016.

Your board of directors unanimously recommends that stockholders vote FOR all the proposals in connection with the proposed merger agreement with Colony Capital, Inc. (“Colony”) and NorthStar Asset Management Group Inc. (“NSAM”) and the related transactions contemplated by the Agreement and Plans of Merger.

Since approval of the merger and the related charter approval each require the affirmative vote from a majority of the outstanding shares, your vote is important, no matter how many or how few shares you may own.  If you fail to vote for the merger and the related charter proposal, it will have the same effect as a vote against the proposed merger.

If you have not already done so, please vote TODAY — by telephone, via the Internet, or by signing, dating and returning the enclosed voting form in the postage-paid envelope provided.  You are also encouraged to carefully read the joint proxy statement/prospectus — dated November 18, 2016 — which provides detailed information about the proposed merger.

If stockholders have any questions or need assistance with voting, please contact our proxy solicitor, Saratoga Proxy Consulting toll-free at (888) 368-0379.

Very truly yours,

Jonathan A. Langer
Chief Executive Officer and President
NorthStar Realty Finance Corp.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts.  In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters.  Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement.  Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements:  the failure to receive, on a timely basis or otherwise, the required approvals by NSAM, Colony and NRF stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits; and the impact of legislative, regulatory and competitive changes.  The foregoing list of factors is not exhaustive.  Additional information about these and other factors can be found in each company’s reports filed from time to time with the SEC, including NSAM’s and NRF’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and Colony’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.  There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements.  The forward-looking statements speak only as of the date of this report.  None of NSAM, Colony or NRF is under any duty to update any of these forward-looking statements after the date of this report, nor to conform prior statements to actual results or revised expectations, and none of NSAM, Colony or NRF intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, Inc. (“Colony NorthStar”), a Maryland subsidiary of NSAM that will be the surviving parent company of the combined company, filed with the SEC a registration statement on Form S-4 (File No.: 333-212739) that includes a joint proxy statement of NSAM, Colony and NRF and that also constitutes a prospectus of Colony NorthStar.  The registration statement was declared effective by the SEC on November 18, 2016 and, on or about November 18, 2016, each of NSAM, Colony and NRF commenced mailing the joint proxy statement in definitive form to their respective stockholders of record as of the close of business on November 2, 2016.  Each of NSAM, Colony, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NSAM, Colony, NRF or Colony NorthStar may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF NSAM, COLONY AND NRF ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED BY EACH OF NSAM, COLONY AND NRF ON NOVEMBER 18, 2016, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF NSAM, COLONY AND NRF ON JUNE 3, 2016, JUNE 7, 2016, JUNE 8, 2016, JULY 29, 2016 AND OCTOBER 17, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, THE CURRENT REPORT ON FORM 8-K FILED BY NSAM ON NOVEMBER 7, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by NSAM, Colony, NRF and Colony NorthStar (when available) through the web site maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Each of NSAM, Colony and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016 and Current Reports on Form 8-K filed by NSAM with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016, October 17, 2016 and November 7, 2016 in connection with the proposed transaction.  Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on

March 31, 2016 and Current Reports on Form 8-K filed by Colony with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and October 17, 2016 in connection with the proposed transaction.  Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016 and Current Reports on Form 8-K filed by NRF with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and October 17, 2016 in connection with the proposed transaction.  A more complete description is available in the definitive joint proxy statement/prospectus filed by each of NSAM, Colony and NRF with the SEC on November 18, 2016.  You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

If stockholders have any questions or need assistance with voting,

please contact our proxy solicitor, Saratoga Proxy Consulting toll-free at (888) 368-0379